Exhibit 99.(a)(5)(vi)

                         California Independent Bancorp
                  Announces Final Results of Self Tender Offer


YUBA CITY, Calif., January 8, 2003 /PRNewswire/ -- California Independent Bancorp (Nasdaq: CIBN - News), announced today the final results of its modified Dutch Auction tender offer which expired at 5:00 p.m., eastern time, on Monday, December 30, 2002.

Based on the final count by the depositary for the tender offer, the Company will purchase 76,292 shares of its common stock that were properly tendered and not withdrawn at a purchase price of $25.00 per share.

California Independent Bancorp, through its subsidiary Feather River State Bank (www.frsb.com), engages in a broad range of financial service activities. Its primary market is in the Sacramento Valley, with nine branches in Yuba City, Arbuckle, Colusa, Marysville, Wheatland, Woodland, Lincoln, and Roseville, California serving Sutter, Yuba, Colusa, Yolo, and Placer counties.